

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2013

Via E-mail
Paul Falco
Chief Executive Officer and Chairman
Cellular Concrete Technologies, Inc.
100 Pacifica Drive, Suite 130
Irvine, CA 92618

> **Re: Cellular Concrete Technologies, Inc.**
> **Amendment No. 1 to Form 8-K**
> **Filed September 10, 2013**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended March 31, 2013**
> **Filed September 10, 2013**
> **File No. 000-54612**

Dear Mr. Falco:

We have reviewed the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have further comments.

Amendment No. 1 to Form 8-K

Entry into a Material Definitive Agreement, page 3

1.   Your revisions to the first paragraph disclosing that Cellular Concrete Technologies LLC will continue in the business of research and development of the concrete technologies for licensing appears to contradict the second exhibit 10.1 which provides that the registrant has an exclusive license and that the registrant is responsible for all testing and improvements. We note for example sections 2.1(c) and 4.1(a)(iii) of the second exhibit 10.1 in your exhibit index. Please clarify.

2.   Your revised disclosure about how you and Cellular Concrete Technologies, LLC intend to operate does not address the second sentence of prior comment 1 regarding the decision of Cellular Concrete Technology, LLC to separate its business. Please revise the disclosure to explain why Cellular Concrete Technology, LLC decided to separate its business this way.

Our Business, page 5

3.   We note your response to prior comment 5. However, on page 6 you now disclose a royalty of "one quarter of three percent (3%)" compared to the reference in section 2.1 of exhibit 10.1 to a royalty of "one quarter of one percent (3%)." Please tell us what exhibit 10.1 means by the language in section 2.1(f) and how your disclosure reflects that meaning.

4.   Please refer to our prior comment 12. We do not see where your revised disclosures indicate how you have accounted for this transaction and the acquisition of the technology. Please revise to clarify your accounting treatment for this transaction and explain to us the literature you relied on for the accounting treatment.

5.   We note your deletions of claims regarding your product in response to prior comments. Please provide us support for the remaining claims that your product is "superior," "unparalleled," maximizes water/cement ratios, improves fire resistance, reduces water permeability, and improves thermal conductivity.

6.   Please address that part of prior comment 19 that asked you to disclose when product development began and the material hurdles that remain until you can sell the product commercially. Also, with a view toward disclosure, please tell us whether Cellular Concrete Technologies, LLC ever sold the product using the licensed technology other than for beta testing mentioned in response 17; if so, please tell us when the sales occurred, the amount of the sales, whether sales have been consistent since sales began, and whether sales have ever been profitable.

Products, page 7

7.   We note that you deleted the disclosure in this section about meeting the requirements of Chapter 7 of the Uniform Building Code in response to prior comment 20. However, you continue to refer in the last paragraph on page 9 to Chapter 7 of the Uniform Building Code. Please expand the appropriate section to disclose the significance of meeting the requirements of Chapter 7 of the Uniform Building Code. Are other chapters relevant to your product? Also clarify who you mean by "ASTM," what you mean by "favorable" results, and what are the "industry requirements."

8.   Please expand the disclosure in this section to disclose the substance of the first two sentences of your response to prior comment 21 and disclose the names of your principal suppliers as required by Regulation S-K Item 101(h)(4)(v).

Comparative Strength Analysis, page 9

9.   We note your response to prior comment 22. Please provide us support for your claims regarding your product made in this section. Ensure that your support clarifies whether you have tested all other cellular products.

Product Markets, page 10

10.   We note your response to prior comment 13. Please provide us with copies of the research supporting the data about the flowable fill market and the permanent market share mentioned on pages 11 and 12, respectively. Please mark the materials so that they are keyed to the disclosure.

The Proprietary Technology, page 13

11.   We note your response to prior comment 7. Please tell us, with a view to disclosure, whether you have acquired or need to acquire intellectual property from Inca Global, Inc. or other assets in order for you to operate your business.

Competition, page 13

12.   We note your response to prior comment 31. Please revise the disclosure in the third sentence of this section to explain the statement that "some have reported that autoclaved concrete can impart some of the benefits." In this regard, clarify who you are referring to when you mention "some," explain the term "autoclaved," and briefly mention the benefits. Also clarify who you are referring to when you mention "international inquiries."

13.   Please expand your response to prior comment 31 to tell us clearly whether there are other lightweight structural concrete products that can provide some or all of the advantages that you say your product can provide.

Our officers and directors devote limited time to the company's business, page 16

14.   We note your response to prior comment 34; however, your disclosures on page 27 continue to refer to a sole officer. Please clarify.

Liquidity and Capital Resources, page 23

15.   We note your response to prior comment 2. Please discuss the cost of the equipment and facilities that you will need to replicate Cellular Concrete Technologies LLC's equipment and facilities. Also discuss the cost of any other equipment needed to manufacture and sell your product, and the relocation and settlement costs mentioned in section 4.1(a)(i) of exhibit 10.1.

16.   Please address that part of comment 37 that asked you to reconcile your disclosure with your statement in your Form 10 that Accelerated Venture Partners will pay all of your expenses until you complete a business combination.

Properties, page 24

17.   We note your response to prior comment 39. Please reconcile the disclosure in this section about your lease with the disclosure in the ninth paragraph on page 27 that you do not lease property or office space.

Directors and Executive Officers, page 25

18.   We note your response to prior comment 42. However, it is unclear how your disclosure addresses the full five-year period required by Regulation S-K Item 401(e)(1). Please revise.

19.   Please balance your disclosure in the table at the bottom of page 25 to clarify what you mean by "success." Also, if you elect to highlight the positive results of your management's previous enterprises, such as their "success" and revenue, please balance the disclosure with information regarding any negative results, like losses.

Certain Relationships and Related Party Transactions, page 27

20.   Please tell us with specificity where you revised the disclosure to address prior comment 45. The disclosure should include the principle followed in determining the amount that you would pay for the license and any other assets the registrant acquired from Mr. Falco or Cellular Concrete Technologies, LLC, the identity of the persons making the determination and their relationship with the registrant or any promoter. If the assets were acquired by Mr. Falco or Cellular Concrete Technologies, LLC within two years of their transfer to the registrant, also state the cost of those assets to Mr. Falco and Cellular Concrete Technologies, LLC.

Market Price of and Dividends on the Registrant's Common Equity, page 28

21.   Please revise your disclosure added in response to prior comment 47 to clarify the amount of your shares that could be sold pursuant to Rule 144. Ensure that your disclosure reflects the requirements for Rule 144(i).

Recent Sales of Unregistered Securities, page 28

22.   Please tell us with specificity where you revised the disclosure in response to prior comment 49. We note that there were 26,500,000 shares of your common stock outstanding according to the facing page of the amendment to your Form 10-K filed on September 10, 2013 and that you disclosed on page F-4 of that amendment that you had 26,350,000 shares of common stock outstanding at March 31, 2013. Your revised disclosure should include the disclosure required by Regulation S-K Item 701(d) for the issuance of shares of common stock since March 31, 2013.

Exhibits, page 32

23.   We note your response to prior comment 50. Please ensure that you include a complete exhibit index that addresses all exhibits required to be filed by Form 10.   We note that your exhibit index does not include a lease agreement; however, you refer to a lease in the fourth paragraph on page 24.

24.   We note your response to prior comment 51; however, the second document that you identify as exhibit 10.1 appears to be missing schedules, including schedule B and C.

25.   Please tell us how you complied with the requirements of Rule 14c-2 and 14c-5 of Regulation 14C in connection with the meeting of stockholders mentioned in exhibit 3.3.

Exhibit 99.1

Note 1 – Organization and Summary of Significant Accounting Policies, page F-6

26.   Please refer to our prior comment 54. As previously requested, please revise to disclose how you accounted for the change in control that occurred on September 21, 2012 when Cellular Concrete Technologies LLC acquired 94% of the company. Your current disclosure discusses the terms of the transaction but does not address the accounting treatment of the change in control. For example, tell us how you considered whether this was a recapitalization of the company. Please also tell us where the historical operations of Cellular Concrete have been reflected in your financial statements.

Amendment No. 1 to Form 10-K for Fiscal Year Ended March 31, 2013

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 11

27.   Please refer to our prior comment 56. While we note your response indicates that you have filed the requested Form 8-K regarding the change in accountants, we are unable to locate the filing. Please file the Item 4.01 Form 8-K required by Item 304(a)(1) of Regulation S-K for the change in accountants.

Compliance with Section 16(a) of the Exchange Act, page 12

28.   We note your response to the last sentence of prior comment 10. Please tell us with specificity where you disclosed in your amendment to your Form 10-K the failure to file the forms required by Section 16 of the Exchange Act.

Signatures

29.   It appears from your disclosure on page 25 of your amended Form 8-K that Michael Davis was one of your two directors when you filed your most recent Form 10-K and the amendment to that Form 10-K. However, you did not indicate that Mr. Davis signed either report. Please include the complete text of your Form 10-K in an amendment with signatures of the majority of your board of directors below the second paragraph of text required on the Signatures page. Clearly indicate the capacity in which each person signs the Form 10-K. See General Instruction D(2) to Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Paul Falco
Cellular Concrete Technologies, Inc.
September 24, 2013
Page 7

You may contact Julie Sherman at (202) 551-3640 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Timothy Orr, Esq.